December 20, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:	Eric Attalah, Staff Accountant
Kevin Vaughn, Branch Chief

Re:	Power Efficiency Corporation
Form 10-KSB for the year ended December 31, 2006
File No. 0-31805

Ladies and Gentlemen:

On behalf of Power Efficiency Corporation (the “Company”), we are filing this letter in response to the Staff’s comments to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 (the “10-KSB). The Staff’s comments are set forth in a letter from Kevin Vaughn, Branch Chief, addressed to John Lackland, Chief Financial Officer of the Company, dated December 7, 2007.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Form l0-KSB for the year ended December 31, 2006

Product Warranties, page 33

1.
Please refer to prior comment 6. We note from your response that you have not been able to establish an accurate warranty accrual based on historical information. In your response, you refer to SAB Topic 13.A.3(c), including the Interpretive Response to Question 1. It appears based on your response that you have concluded that the warranty obligation is inconsequential or perfunctory. However, you continue to state that you have not been able to establish an accurate warranty accrual rate based on your historical information. Please note the guidance in the Interpretive Responses to Questions 1 and 2 of SAB Topic 13.A.3(c), which states that in order to determine a remaining obligation is inconsequential or perfunctory, the seller should have a demonstrated history of reliably estimating its costs. Please address the following:

•	Explain to us how you concluded that the warranty obligation is inconsequential or perfunctory, giving consideration to the guidance in Interpretive Response to Question 2 of SAB Topic 13.A.3(c).

•
With respect to estimating the amount of warranty expense, please consider the guidance in paragraph 25 of SFAS 5, which permits reference to the experience of other enterprises in the same business in establishing the estimated warranty expense.

We acknowledge the Staff’s comment, and in the future will accrue a reserve for warranty costs.

Our treatment of warranty costs has historically relied on the provisions of paragraph 8 of FAS 5. We believe our prior treatment has been appropriate because, due to low product sales and inconsistent warranty costs from year to year, we could not reliably estimate potential warranty costs based on our historical information.

Upon review of our November 12, 2007 response to the Staff’s initial comment letter, we believe we inappropriately used the term “inconsequential” and cited Interpretive Response to Question 1 of SAB Topic 13.A.3(c). Our intention was simply to highlight that, in addition to our difficulties estimating warranty costs and our resulting treatment of them in accordance with Paragraph 8 of FAS 5, we also took into consideration that the warranty costs are a very small dollar amount and accounts for a tiny percentage of our revenues and net losses. For example, total warranty costs were approximately $2,500 for 2006, and $700 through the first three quarters of 2007. This is approximately 1% of revenues and 0.05% of net losses for 2006 and 0.1% of revenues and 0.03% of net losses through the first three quarters of 2007.

We have examined the warranty accrual rates of companies selling similar products, in accordance with paragraph 25 of FAS 5, and compared these rates to our most recent warranty cost levels. Upon this review, and in consideration of the Staff’s comments, we believe this method of benchmarking can also be utilized to account appropriately for our product warranties going forward. Therefore, in future filings we will establish an appropriate warranty accrual rate and make the applicable disclosures in accordance with FIN 45.

Notes 11 - Warrants, page 38

2.
Please refer to prior comment 9. We note from your response that fair value of warrants issued in connection with your November 2006 debt issuance was expensed to interest expense. It is unclear as to why the entire fair value of the warrants was charged to interest expense in your 2006 financial statements. Tell us why you did not record the debt at a discount and amortize that discount over the term of the debt agreement. Explain how your accounting complies with paragraph 16 of APB 14 and paragraph 16 of APB 12.

We acknowledge the Staff’s comment and would like to clarify our accounting treatment of the warrants issued in connection with our November 2006 debt issuance. In our previous response, we stated that the fair value of the warrants was treated as interest expense. However, this does not fully explain our accounting policy, as we recorded the fair value of the warrants as a debt discount upon the issuance of the November 2006 debt and we have amortized this debt discount monthly to interest expense over the life of the debt, in accordance with paragraph 16 of APB 14 and paragraph 16 of APB 12.

If you should have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours, POWER EFFICIENCY CORPORATION /s/John Lackland John Lackland Chief Financial Officer